FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated June 16, 2006, regarding the report on the reduction of reserves at the close of the 2005 fiscal year.

2	Announcement regarding the findings of an independent review of reserves.

Item 1

Buenos Aires, June 16, 2006

Messrs.

Buenos Aires Stock Market

National Securities Commission of Argentina

Re: Report on the reduction of Reserves at the close of the 2005 fiscal year

Please find attached our report regarding the conclusion of the independent review conducted by the Audit and Control Committee of Repsol YPF S.A. Board of Directors regarding the reserves of YPF S.A.

Sincerely yours,

by YPF S.A.

Carlos Olivieri

Economic-Financial Director

Item 2

YPF, S.A. Announces Findings of Independent Review

Buenos Aires, Argentina, on June 16, 2006. YPF S.A. (NYSE: YPF) announced the conclusion of the independent review conducted by the Audit and Control Committee of Repsol YPF S.A. Board of Directors regarding the facts and circumstances surrounding the reduction of reserves disclosed on January 26, 2006.

On January 26, 2006, YPF S.A. announced that, in connection with the determination of its proved oil and gas reserves as of December 31, 2005, it would reduce its prior reserve estimates by 509 million barrels of oil equivalent (“mboe”). This amount represented 22 percent of YPF S.A. proved reserves as of December 31, 2004. Simultaneously, YPF S.A. announced that Repsol YPF S.A. Audit and Control Committee was undertaking an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP.

The Audit and Control Committee presented the final conclusions of the independent review to the Board of Directors of Repsol YPF S.A. at its meeting of June 15 2006, and has sent a copy of them to the Audit Committee of YPF S.A., which has analyzed it’s action, King & Spalding’s summary of findings is set forth verbatim in Annex I hereto.

Conclusions Regarding Reserves booked as of December 31, 2005

The reserves reductions for 2005 were consistent with the recommendations of YPF S.A.’s external reserves auditors and resulted from among other things a disciplined process regarding technical issues and commercialization requirements. In the course of the independent review King & Spalding has found no reason to doubt the integrity of the process in 2005 and resulting revision in proved reserves and no person interviewed claims that the proved reserves figures for year-end 2005 were overstated.

Conclusions Regarding the Review of Reserves

According to the independent review, the process for determining reserves with respect to YPF S.A.’s fields in Argentina was flawed from 1999 to 2004 and Company personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves. The independent review reported that this was principally due to:

- Lack of proper understanding of and training on the requirements of the SEC for booking proved reserves.

- Undue optimism regarding the technical performance of the fields and focus on YPF S.A.’s replacement ratio.

- Absence of a meaningful deliberative process for determining proved reserves, and resolving disputes.

-	Unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by a desire to further their personal gain.

In addition, it was noted that the promulgation and implementation of a Reserves Reporting Manual (“RRM”) as well as other measures implemented by new senior management since 2005 redress these issues.

Actions of the Board of Directors and Senior Management

With respect to the conduct of the current members of the Company’s Board of Directors and executive committee, the independent review affirmed that there is no basis to believe that any of them participated in or had knowledge of the existence of any defects with respect to YPF S.A.’s reserves process. It was also noted that the changes made in 2005 greatly improved the reserves process, including by separating the reserves function from the business units, instituting the RRM, engaging in extensive training efforts, among others. These changes were found to redress the previous systemic flaws.

Recommendations

In addition to emphasizing the importance of the numerous and effective organizational changes that YPF S.A. has undertaken in 2005, which have remedied in large measure the weaknesses identified above, as well as the significant steps already undertaken regarding public awareness about YPF S.A.’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. King & Spalding’s recommendations are set forth verbatim in Annex II.

The Board of Directors will implement these recommendations.

Accounting Consequences of the Review of Reserves

With respect to the accounting consequences of the review, and in accordance with the views of Deloitte & Co S.R.L., YPF S.A.’s independent registered public accountants, who have also been involved in the review process at the request of the Audit and Control Committee, in their external audit of the Financial Statements, YPF S.A. concludes as follows:

- No significant adjustments to YPF S.A.’s balance sheets or statements of income included in its statutory consolidated financial statements for the year ended December 31, 2005 have come to light.

- No adjustments have come to light in YPF S.A.’s assets booked value of the Financial Statements as of December, 31 2005, due to the fact that the assets book value involved were significantly lower than their recovery value.

-  Neither YPF S.A.’s balance sheets or statements of income as of December, 31 2005, nor the prior years need restatement.

* * *

Certain statements in this press release are forward-looking statements and are based upon YPF S.A. current belief as to the outcome and timing of future events. We believe that the expectations reflected in these statements are reasonable but they may be affected by a variety of factors which could cause actual results or trends to differ materially, included but not limited to developments arising from: price fluctuations, actual demand, drilling and productions results, political risks associated with the countries in which we operate, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including requirements resulting from discussions with relevant regulators, potential litigation (including shareholder derivative and class actions related to reserves revision) and regulatory effects arising from the recategorization of reserves, and economic and financial market conditions in various countries and regions. For a further discussion of the factors that could affect our future results, see “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004, and filed with the US Securities Exchange Commission. YPF S.A. does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

ANNEX I

SUMMARY OF FINDINGS

Although we did not audit the 2005 proved reserves figures for the Argentine fields discussed below, we found no reason to doubt the integrity of the process in 2005 and resulting revision in proved reserves, and no witness claims that the proved reserves figures for those fields for year-end 2005 were overstated. The reserves reductions for 2005 were consistent with the recommendations of the Company’s external reserves auditors, and resulted from, among other things, a disciplined process regarding technical issues and commercialization requirements.

To the extent the proved reserves booked by YPF S.A. for its Argentine assets were overstated prior to 2005, we believe these overstatements arose from: a lack of proper understanding of, and training on, the requirements of the Securities and Exchange Commission (“SEC”) for booking proved reserves; undue optimism regarding the technical performance of the fields; focus on the Company’s replacement ratio; and the absence of a meaningful deliberative process for determining proved reserves and resolving disputes.

We conclude that the reserves process with regard to the particular Argentine assets was flawed from 1999 to 2004 and that Company personnel at times failed to apply properly, as to those assets, the SEC criteria for reporting proved reserves. From 1999 to 2004, the reserves group was included within the E&P business division, and did not consider itself to have an auditing function. The Company did not have a formal reserves manual or formal process before 2002, although reserves personnel were familiar with the SEC criteria. In 2002, the Company adopted a formal reserves manual and instituted a triennial external audit review process. However, this manual was not disseminated to all personnel who needed to understand the SEC requirements for proved reserves, and it did not provide a dispute resolution procedure. In 2005, the Company made several changes that greatly improved the reserves process, including separating the reserves function from the business units, instituting a Reserves Reporting Manual (“RRM”), engaging in extensive training efforts, and expanding the role of the Board of Directors in the reserves reporting function. These changes redress the systemic flaws.

We found no evidence that personnel involved in the reporting of the proved reserves for these assets were motivated to inflate the reserves by personal gain. However, we observed an unwillingness to accept personal responsibility for reporting adverse facts regarding reserves, and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time, problems emerged and grew in the absence of a clear delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005. As noted above, we believe that the promulgation and implementation of the RRM, as well as other measures implemented by senior management, should remedy these issues.

We found no evidence that members of the Company’s present Executive Committee or Board of Directors were aware of misstatements or defects in YPF S.A. reserves process with regard to the Argentine assets.

* * *

ANNEX II

RECOMMENDATIONS

A. Reserves Reporting Systems and Manual

Under new management, reserves issues have a higher profile within the Company. The Board of Directors and senior management now have hands-on involvement in reserves issues. Moreover, as previously noted, the Company instituted a new comprehensive reserves reporting manual and systems during the first half of 2005. While the processes set forth in the RRM have not yet been fully implemented, significant improvements have been made to date. We also understand that the Company views the RRM as a “living” document and is continuing to update and modify it.

Netherland has reviewed the RRM. Based upon its review and its participation in many interviews, Netherland concluded that “this [is] an excellent reserves manual and addresses all key components necessary for a good reserve manual.” We share Netherland’s view. Based upon our discussions with management, we believe the Company has already identified, and is working to improve, those areas that contributed to the 2005 write-down. As a general matter, these areas include improved training at the operational and financial levels regarding SEC proved reserves, better record-keeping, increased Reserves group staffing, and better testing and monitoring procedures at the fields. We have detected neither a reluctance by management to make further changes nor any defensiveness regarding past practices.

Together with Netherland, we have the following additional recommendations regarding process improvements aligned with those already taken by the Company:

• We suggest adding a requirement that all personnel involved with the reserve booking process sign a Certificate of full disclosure of data in connection with internal and external audits. In addition, the RRM should address the relationship between reserve (and production) booking estimates and budget/planning estimates, such that the former may not exceed the latter. Moreover, the RRM should provide a mechanism for fields to be selected automatically for quarterly audits if they miss production targets or show other signs of technical problems.

• Personnel at the business units and in the fields must take greater responsibility for the reserves process. The Company should continue to implement policies and procedures regarding the analysis, testing and monitoring efforts at the fields. The Company should continue its training efforts regarding the RRM and reserves issues at all levels of the upstream organizations. The training should include required annual refresher/ continuing reserve-related sessions and should be mandatory for all new employees with any involvement relating to reserves.

• We believe that the Control de Reservas group could benefit from new leadership and new hires. The addition of new personnel, starting fresh with the new manual and processes, would provide a benefit and underscore management’s commitment to apply the best practice in booking reserves. We also believe that the Company should hire additional experienced reserve evaluators (especially those with experience with gas fields) to bolster the Control de Reservas group and the technical teams at the business units, and to facilitate the periodic rotation of reserves personnel to different fields.

• In addition, we believe the Control de Reservas group should be better integrated with the legal department and commercialization group, so as to have access to those resources in interpreting contracts and evaluating market considerations. They should be required to document fully their consideration of commercial considerations related to booking proved reserves, especially in the absence of signed gas contracts.

B. External Auditors

Netherland recommends that the Company not automatically accept the opinion of external auditors when there is a material disparity as compared to internal estimates (whether higher or lower). We believe the procedures followed by the Company in late 2005/early 2006 regarding the disparities with regard to Loma La Lata field, which included securing second opinions from other outside auditing firms and review by an internal panel of experts, is an improvement over the procedure provided for in the RRM and concur with Netherland’s recommendation. We also concur with its observation that the Company’s reliance on external auditors should not excuse or mitigate the Company’s own responsibility for the proper booking and reporting of reserves. Reserve bookings are ultimately the responsibility of the Company.

We believe that, consistent with our recommendation regarding the periodic rotation of internal reserves personnel, external auditors should be rotated among fields and that the same external auditor should not review the same field twice in a row. Along these same lines, we believe that, in hiring external auditors, the Company should consider whether the external auditor will have any conflict with regard to other related work, and will approach the fields with a fresh eye.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 22, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer